04/028

KLM STATEMENT

AMSTELVEEN, April 23, 2004 – In response to various reports in the Dutch media, KLM Royal Dutch Airlines hereby clarifies the status of the U.S. authorities’ approval of the merger between Air France and KLM.

The U.S. competition authorities approved the proposed merger between Air France and KLM on February 11, 2004, without imposing any restrictions or additional conditions. Air France and KLM will, however, have to honor the existing competitive situation between their partners Delta Air Lines, Northwest Airlines, and Continental Airlines.

This approval means that projected cooperative activities ensuing from the merger between Air France and KLM can be implemented as planned. The cooperative activities include the harmonization of service schedules, the linkage of frequent flyer programs, and reciprocal lounge access for passengers.

KLM, Northwest Airlines, and Continental Airlines intend to join SkyTeam later this year, once the merger between Air France and KLM has been rounded off. The airlines in question do not require approval from the U.S. authorities for this move. However, the European and American members of SkyTeam will have to obtain further approval from the authorities if they wish to intensify their partnership.

AMS/DR/JCH.rdn